FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray Arthur
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    June, 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1  - Common Stock
    Line 2  - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 -  June 1, 2000
    Line 2 -  June 1, 2000

3.  Transaction Code (Instr. 8)

    Line 1  - Code:  M
    Line 2  - Code:  M

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount:14,535 Shares;(A)or(D):Acquired;Price: $6.88 Per Share Line 2 - Amount: 7,600 Shares;(A)or(D):Acquired;Price: $4.38 Per Share

5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

     572,147 Shares

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

       9,411 Shares Direct
     562,736 Shares Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    562,736 Shares Indirectly by a Limited Partnership of which Mr. Geddes is the General Partner

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $6.88
    Line 2 - $4.38

 3.  Transaction Date (Month/Day/Year)

    Line 1 - June 1, 2000
    Line 2 - June 1, 2000

4.  Transaction Code (Instr. 8)

    Line 1 - M
    Line 2 - M

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - 14,535 Shares
    Line 2 -  7,600 Shares

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:October 11,1994; Expiration Date:October 10, 2004 Line 2 - Date Exercisable:March 23, 2000; Expiration Date: March 22, 2010

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - 14,535 Shares of Common Stock
    Line 2 -  7,600 Shares of Common Stock

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A
    Line 2 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options on 466,858 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    466,858 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A


Explanation of Responses:  N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Ray A. Geddes                                    July 6, 2000
**Signature of Reporting Person                         Date